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CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[****]."

September 14, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mark P. Shuman, Branch Chief—Legal Edwin Kim, Attorney-Advisor Craig Wilson, Senior Assistant Chief Accountant Laura Veator, Staff Accountant
Re:
Shutterstock, Inc.
Registration Statement on Form S-1
File No. 333-181376

Ladies and Gentlemen:

        We are submitting this letter on behalf of Shutterstock, Inc. (the "Company") to provide information requested by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in connection with its review of the Company's Registration Statement on Form S-1 (File No. 333-181376) (the "Form S-1"). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company's request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

        The purpose of this letter is to notify the Staff that the underwriters' proposed preliminary price range is $[****] to $[****] per share. Given the inherent volatility and uncertainty in the capital markets, this range may change; however, it represents the best estimate of the price range as of the date of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
SHUTTERSTOCK-1

Shutterstock, Inc.
September 14, 2012

        This letter is also being submitted in response to comment number 5 from the Staff received by letter dated August 24, 2012 (the "Staff Letter") relating to the Form S-1. We have cited comment number 5 below in italicized, bold type and have followed the comment with the Company's updated response.

5.
In view of the numerous and complex pro forma adjustments presented throughout the filing please be advised we may have further comment when the dollar amounts are included in the pro forma presentations and disclosures.

        In response to the Staff's comment, the Company has completed the pro forma presentations and disclosures in the Form S-1 using the midpoint of the above-referenced price range, or $[****] per share, as the assumed IPO price. The relevant pages from the Form S-1 are attached hereto as Exhibit A.

* * * * * * * * * * * * * * *

        Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David M. Ruff

David M. Ruff

cc:
Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
SHUTTERSTOCK-2

 Exhibit A

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
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	Year Ended December 31,				Six Months Ended June 30,
	2009	2010	2011	2011 Pro forma	2011	2012	2012 Pro forma
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$61,099	$82,973	$120,271	$120,271	$54,387	$78,199	$78,199
Operating expenses:
Cost of revenue	21,826	32,353	45,504	45,504	21,156	30,103	30,103
Sales and marketing	10,949	17,820	31,929	31,929	13,836	23,127	23,127
Research and development	2,361	4,591	9,777	9,777	4,255	7,070	7,070
General and administrative(1)	6,217	8,414	10,171	9,161	4,297	7,895	6,951

Total operating expenses	41,353	63,178	97,381	96,371	43,544	68,195	67,251

Income from operations	19,746	19,795	22,890	23,900	10,843	10,004	10,948
Interest income	5	19	10	10	7	5	5

Income before income taxes	19,751	19,814	22,900	23,910	10,850	10,009	10,953
Provision for income taxes(2)	909	876	1,036	10,005	462	227	4,662

Net income	$18,842	$18,938	$21,864	$13,905	$10,388	$9,782	$6,291

Pro forma as adjusted net income per share of common stock(3):
Basic (unaudited)				$0.39			$0.18
Diluted (unaudited)				$0.39			$0.18
Weighted average shares outstanding used to compute pro forma as adjusted net income per share of common stock(3):
Basic (unaudited)				35,583,485			35,602,635
Diluted (unaudited)				35,583,485			35,616,398

(1)
Includes non-cash equity-based compensation of $1,833, $1,114, $2,122 and $1,112 for the years ended December 31, 2009, 2010, 2011 and 2011 pro forma and $791, $2,157 and $1,213 for the six months ended June 30, 2011, 2012 and 2012 pro forma, respectively. See pro forma notes (h) and (i) on pages 45 and 46 for a description of the pro forma non-cash equity compensation adjustments.

(2)
For the years ended December 31, 2009, 2010 and 2011, and for the six months ended June 30, 2011 and 2012, we operated as a New York limited liability company for federal and state income tax purposes, taxed as a partnership, and therefore were not subject to federal and state income taxes. Following the Reorganization, we will become subject to income taxes. The pro forma provision for income taxes for the year ended December 31, 2011 and for the six months ended June 30, 2012 assumes a combined federal, state and city income tax rate of 39.4%. The actual combined tax rate will depend on many factors and may be higher or lower than the assumed rate.

(3)
The pro forma as adjusted basic net income per share of common stock reflects: (i) the reclassification of all common and preferred members' interests to shares of common stock, (ii) the issuance of 156,337 shares of common stock upon the reclassification of an executive officer's profits interest award from other non-current liabilities to common stock in connection with the Reorganization and the accelerated vesting of 50% of the unvested profits interest award granted to the executive officer in connection with this offering and vesting of restricted equity awards post-Reorganization, (iii) the issuance of 112,438 shares of common stock resulting from the vesting of equity awards to one of our key employees in connection with the Reorganization and (iv) 1,261,571 additional shares of common stock, which represents the share equivalent of the dollar amount of the distributions declared and paid from July 1, 2011 through the date of the Reorganization, to the extent such distributions are in excess of earnings for the previous twelve months. The pro forma as adjusted diluted net income per share of common stock reflects the dilution resulting from the issuance of 0 additional shares of common stock for the year ended December 31, 2011 and 13,763 additional shares of common stock for the six months ended June 30, 2012, in each case arising from assumed exercise of options and potentially dilutive restricted shares of common stock.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
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	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
Other Financial and Operational Data:
Adjusted EBITDA (in thousands)(1)	$21,983	$21,783	$26,532	$12,258	$13,321
Free cash flow (in thousands)(2)	$26,399	$27,591	$36,095	$18,377	$16,053
Paid downloads (in millions) (during period)(3)	34.0	44.1	58.6	27.7	35.9
Revenue per download (during period)(4)	$1.80	$1.88	$2.05	$1.97	$2.18
Images in our library (in millions) (end of period)(5)	8.9	13.3	17.4	15.2	20.2

(1)
See "—Non-GAAP Financial Measures" below as to how we define and calculate Adjusted EBITDA and for a reconciliation between Adjusted EBITDA and net income, the most directly comparable GAAP financial measure and a discussion about the limitations of Adjusted EBITDA.

(2)
See "—Non-GAAP Financial Measures" below as to how we define and calculate Free Cash Flow and for a reconciliation between Free Cash Flow and net cash provided by operating activities, the most directly comparable GAAP financial measure and a discussion about the limitations of Free Cash Flow.

(3)
Paid downloads is the number of paid image downloads that our customers make during a given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Paid Downloads" for more information as to how we define and calculate paid downloads.

(4)
Revenue per download is the amount of revenue recognized in a given period divided by the number of paid downloads in that period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Revenue per Download" for more information as to how we define and calculate paid revenue per download.

(5)
Images in our library is the total number of photographs, vectors and illustrations available on shutterstock.com to customers at the end of the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Images in our Library" for more information as to how we define and calculate paid images in our library.

	As of June 30, 2012
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,042	$—	$79,900
Working capital (deficit)	(33,432)	(33,743)	43,590
Property and equipment, net	5,479	5,479	5,479
Total assets	30,229	29,817	107,150
Deferred revenue	33,626	33,626	33,626
Total liabilities	59,801	55,924	55,924
Redeemable preferred members' interest	29,937	—	—
Common members' interest	5,699	—	—
Total members' interest (deficit)	(59,509)	—	—
Total stockholders' equity	—	(26,107)	51,226

(1)
Presented on a pro forma basis to give effect to: (i) the reclassification of all common and preferred members' interests to shares of common stock; (ii) the reclassification of an executive officer's profits interest award from other non-current liabilities to common stock; (iii) deferred tax assets and liabilities at an assumed combined federal, state, and city tax rate of 39.4%; (iv) distributions to be made to members prior to the Reorganization; and (v) a balance sheet adjustment associated with the vesting of equity awards.

(2)
Presented on a pro forma as adjusted basis to give effect to: (i) the adjustments described in note (1) above, (ii) the sale of 6,071,429 shares of common stock by us in this offering at an assumed initial public offering price of $[****] per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, (iii) the accelerated vesting of 50% of the unvested profits interest award granted to the executive officer in connection with this offering; and (iv) reclassification of deferred offering costs from working capital and total assets to additional paid-in capital.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
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 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        The following are the unaudited pro forma consolidated financial statements of Shutterstock Images LLC. The unaudited pro forma consolidated statements of operations information for the year ended December 31, 2011 and for the six months ended June 30, 2012 was prepared as if the transactions described under "Reorganization" had taken place on January 1, 2011. The unaudited pro forma consolidated balance sheet information as of June 30, 2012 was prepared as if the Reorganization had taken place on June 30, 2012. See "Reorganization."

        Prior to the Reorganization, we were organized as a limited liability company. As a limited liability company, we were not subject to U.S. federal or state income taxes and our earnings did not reflect the taxes we will pay as a corporation. In order to reflect our operating expenses, and our tax and capital structure as if we were organized as a corporation, the unaudited pro forma consolidated financial statements give effect to our corporate reorganization and related transactions as described in "Reorganization," including:

  •
  the reclassification of the balances of all common and preferred members' interests to common stock;

  •
  the reclassification of an executive officer's profits interest award from other non-current liabilities to common stock;

  •
  the exchange of our VAR grants into options to purchase shares of our common stock;

  •
  the recognition of deferred tax assets and liabilities at an assumed combined federal, state and city income tax rate of 39.4%;

  •
  the distributions to be made to members prior to the Reorganization;

  •
  the balance sheet adjustments associated with the vesting of equity awards; and

  •
  a provision for income taxes as a corporation at an assumed combined federal, state and city income tax rate of 39.4% of our pre-tax net income for the year ended December 31, 2011 and for the six months ended June 30, 2012. The actual combined tax rate will depend on many factors and may be higher or lower than this assumed rate.

        The pro forma adjustments above are based upon available information and certain assumptions that management believes are reasonable, factually supportable, directly attributable to either the Reorganization or this offering, and, in connection with pro forma adjustments related to the statement of operations, expected to have a continuing impact on our results of operations. Adjustments that are based on fair value of the shares are calculated using the assumed initial public offering price of $[****] per share (the midpoint of the price range set forth on the cover of this prospectus).

        We believe that the pro forma consolidated financial statements provide a helpful perspective to better understand our results of operations and our financial position. The unaudited pro forma consolidated financial statements and accompanying notes should be read together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The unaudited pro forma consolidated financial statements presented are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial position would have been had the Reorganization or this offering actually occurred on the date or as of the date specified, nor do they purport to project our results of operations for any future period.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
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SHUTTERSTOCK IMAGES LLC
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of June 30, 2012
(in thousands, except share and per share data)

	Actual	Pro forma adjustments for the Reorganization		Pro forma before Offering adjustments	Pro forma adjustments for the Offering		Pro forma as adjusted
ASSETS
Current assets:
Cash and cash equivalents	$15,042	(15,042)	(f)	—	79,900	(g)	79,900
Credit card receivables	1,488			1,488			1,488
Accounts receivable, net	823			823			823
Prepaid expenses and other current assets	3,592			3,592	(2,567)	(g)	1,025
Deferred tax assets	756	14,731	(e)	15,487			15,487
Due from related party	—			—			—

Total current assets	21,701			21,390			98,723
Property and equipment, net	5,479			5,479			5,479
Intangible assets, net	1,098			1,098			1,098
Goodwill	1,423			1,423			1,423
Deferred tax assets	101	(101)	(e)	—			—
Other assets	427			427			427

Total assets	$30,229			29,817			107,150

LIABILITIES, REDEEMABLE PREFERRED MEMBERS' INTEREST, MEMBERS' DEFICIT AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,624			2,624			2,624
Accrued expenses	12,472			12,472			12,472
Contributor royalties payable	6,321			6,321			6,321
Income taxes payable	—			—			—
Deferred revenue	33,626			33,626			33,626
Other liabilities	90			90			90

Total current liabilities	55,133			55,133			55,133
Deferred tax liabilities, net	—	600	(e)	600			600
Other non-current liabilities	4,668	(4,477)	(b)	191			191

Total liabilities	59,801			55,924			55,924
Commitment and contingencies
Redeemable preferred members' interest	29,937	(29,937)	(a)	—			—
Members' deficit:
Common members' interest	5,699	(5,699)	(a)	—			—
Accumulated deficit	(65,208)	65,208	(a)	—			—

Total members' deficit	(59,509)			—			—
Stockholders' equity:
Common stock	—	284	(a)(b)	284	62	(g)(j)	346
Additional paid-in capital	—	(25,727)	(a)(b)(c)(d)	(25,727)	78,493	(g)(j)	52,766

Retained earnings (deficit)	—	(664)	(b)(c)(d)(e)(f)	(664)	(1,222)	(j)	(1,886)

Total stockholders' equity	—			(26,107)			51,226

Total liabilities, redeemable preferred members' interest, members' deficit and stockholders' equity	$30,229	—		29,817	—		107,150

See Notes to Unaudited Pro Forma Consolidated Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
SHUTTERSTOCK-7

SHUTTERSTOCK IMAGES LLC
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2011
(in thousands, except share and per share data)

	Actual	Pro forma adjustments for the Reorganization		Pro forma before Offering adjustments	Pro forma adjustments for the Offering	Pro forma as adjusted
Revenue	$120,271			120,271		$120,271
Operating expenses:
Cost of revenue	45,504			45,504		45,504
Sales and marketing	31,929			31,929		31,929
Research and development	9,777			9,777		9,777
General and administrative	10,171	(1,010)	(h)(i)	9,161		9,161

Total operating expenses	97,381			96,371		96,371

Income from operations	22,890			23,900		23,900
Interest income	10			10		10

Income before income taxes	22,900			23,910		23,910
Provision for income taxes	1,036	8,969	(k)	10,005		10,005

Net income	$21,864			13,905		$13,905

Pro forma as adjusted net income per share of common stock(l):
Basic						$0.39
Diluted						$0.39
Weighted average shares outstanding used to compute pro forma as adjusted net income per share of common stock:
Basic						35,583,485
Diluted						35,583,485

See Notes to Unaudited Pro Forma Consolidated Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
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SHUTTERSTOCK IMAGES LLC
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2012
(in thousands, except share and per share data)

	Actual	Pro forma adjustments for the Reorganization		Pro forma before Offering adjustments	Pro forma adjustments for the Offering	Pro forma as adjusted
Revenue	$78,199			78,199		$78,199
Operating expenses:
Cost of revenue	30,103			30,103		30,103
Sales and marketing	23,127			23,127		23,127
Research and development	7,070			7,070		7,070
General and administrative	7,895	(944)	(h)(i)	6,951		6,951

Total operating expenses	68,195			67,251		67,251

Income from operations	10,004			10,948		10,948
Interest income	5			5		5

Income before income taxes	10,009			10,953		10,953
Provision for income taxes	227	4,435	(k)	4,662		4,662

Net income	$9,782			6,291		$6,291

Pro forma as adjusted net income per share of common stock(l):
Basic						$0.18
Diluted						$0.18
Weighted average shares outstanding used to compute pro forma as adjusted net income per share of common stock:
Basic						35,602,635
Diluted						35,616,398

See Notes to Unaudited Pro Forma Consolidated Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
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(a)
Represents the reclassification of the balances of all common members' and preferred members' interests to common stock and additional paid-in capital upon the Reorganization from a New York limited liability company to a Delaware corporation and recognition of a difference of $67,983 between the book value of the redeemable preferred interests and the fair value of shares issued as an adjustment to additional paid-in capital in connection with the Reorganization.

(b)
Represents the reclassification of an executive officer's profits interest award classified as a liability from other non-current liabilities to common stock and additional paid-in capital and recognition of the difference of $2,686 between the carrying value of the liability and the fair value of the stock issued as an adjustment to retained earnings (deficit) as a result of the exchange of this membership interest in the LLC for shares of the Company's stock in connection with the Reorganization. See Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus.

(c)
Represents a balance sheet adjustment in the amount of $509 to retained earnings (deficit) and additional paid-in capital related to the vesting of an equity award granted to one of our key employees based on the grant date fair value as a result of the exchange of this membership interest in the LLC for shares of the Company's stock in connection with the Reorganization. See Note 11 to our Consolidated Financial Statements included elsewhere in this prospectus.

(d)
Represents a balance sheet adjustment in the amount of $1,829 to retained earnings (deficit) and additional paid-in capital related to the time-based vesting of grants under our VAR Plan that convert, pursuant to the Reorganization, into options to purchase shares of our common stock that are no longer subject to the change of control condition and vest going forward based on a service condition only, based on the grant date fair value of these awards. See Note 10 to our Consolidated Financial Statements included elsewhere in this prospectus for further description of the VAR Plan.

(e)
We will reorganize from a limited liability company to a Delaware C-corporation prior to the effectiveness of the registration statement of which this prospectus is a part. Prior to the Reorganization, the LLC was treated as a partnership and paid only city unincorporated business income tax. As a corporation, we will be responsible for the payment of all federal and state corporate income taxes in addition to city income tax. As a result, we recorded a net adjustment of $14,030 to retained earnings (deficit) in connection with current deferred tax assets of $15,487 and net long-term deferred tax liabilities of $600 based on an assumed combined federal, state and city income tax rate of 39.4% in connection with the Reorganization.

(f)
Represents a balance sheet adjustment of $15,042 to retained earnings (deficit) and cash and cash equivalents to reflect distributions declared and paid after June 30, 2012 and prior to the Reorganization.

(g)
Represents the following transactions in connection with this offering: (i) the sale of 6,071,429 shares of our common stock by us in this offering at an assumed initial public offering price of $[****] per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and (ii) the reclassification of deferred offering costs from working capital and total assets to additional paid-in capital.

(h)
In the periods subsequent to the Reorganization, we will begin to incur compensation expense related to the vesting of grants made under our VAR Plan. The recurring compensation expense associated with the VAR Plan is $780 and $1,048 for the year ended December 31, 2011 and for the six months ended June 30, 2012, respectively. See Note 10 to our Consolidated Financial Statements included elsewhere in this prospectus.

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(i)
Represents a recurring adjustment to the historical compensation expense of $1,790 and $1,992 for the year ended December 31, 2011 and for the six months ended June 30, 2012, respectively, associated with the vesting of the remaining equity award granted to an executive officer as a result of the modification of the original liability classified profits interest award in connection with the Reorganization based on the modification date fair value. See Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus.

(j)
Represents an adjustment in the amount of $1,222 to retained earnings (deficit) and additional paid-in capital related to the accelerated vesting of 50% of the unvested portion of a profits interest award granted to an executive officer and the related issuance of shares of the Company's common stock in connection with this offering based on the modification date fair value. See Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus.

(k)
Represents the following in connection with our Reorganization: (i) the tax effect of our reorganization from a limited liability company to a Delaware C-corporation, which will result in an incremental provision for income taxes as a corporation at an assumed combined federal, state and city income tax rate of 39.4% for the year ended December 31, 2011 and for the six months ended June 30, 2012; and (ii) the tax effect of the pro forma adjustments described above on the statement of operations.

(l)
For the purposes of the pro forma as adjusted basic net income per share of common stock calculations, we have assumed that the Reorganization and this offering took place as of January 1, 2011.

Pro forma as adjusted basic net income per share of common stock is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Pro forma as adjusted diluted net income per share of common stock is computed by dividing net income available to common stockholders by the sum of the weighted average shares of common stock outstanding plus dilutive shares of common stock for the period. Pro forma as adjusted basic and diluted shares of common stock also include an incremental number of shares representing the share equivalent of the dollar amount of the distributions declared and paid from July 1, 2011 through the date of the Reorganization, to the extent such distributions are in excess of earnings for the previous twelve months.

The basic and diluted pro forma as adjusted per share of common stock calculations are presented below (in thousands, except share and per share data). The diluted pro forma as adjusted per share of

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
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  common stock calculation also assumes the conversion, exercise or issuance of all potential shares of common stock, unless the effect of inclusion would be anti-dilutive.

	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Basic and Diluted pro forma as adjusted net income per share of common stock
Numerator:
Net income	$13,905	$6,291
Denominator:
Weighted average shares of common stock outstanding—basic	34,321,914	34,341,064
Add: Incremental shares representing the share equivalent of the dollar amount of distributions that exceeded earnings for the previous twelve months	1,261,571	1,261,571
Weighted average shares of common stock outstanding—basic	35,583,485	35,602,635
Add: Additional shares arising from the assumed exercise of options and issuance of potentially dilutive unvested restricted shares of common stock	0	13,763

Weighted average shares of common stock outstanding—diluted	35,583,485	35,616,398
Pro forma as adjusted net income per share of common stock—basic	$0.39	$0.18

Pro forma as adjusted net income per share of common stock—diluted	$0.39	$0.18

The pro forma as adjusted basic net income per share of common stock reflects (i) 28,109,463 shares of common stock resulting from the reclassification of all common and preferred members' interests to shares of common stock and 6,071,429 shares in connection with this offering, (ii) 34,304 shares of common stock upon the reclassification of the vested portion of the executive officer's profits interest award in connection with the Reorganization, the issuance of 122,033 shares of common stock resulting from the accelerated vesting of 50% of the unvested profits interest award in connection with this offering and the issuance of 30,467 shares of common stock resulting from the vesting of restricted equity awards post-Reorganization, (iii) the issuance of 112,438 shares of common stock resulting from the vesting of equity awards to one of our key employees in connection with the Reorganization, and (iv) 1,261,571 additional shares of common stock, which represents the share equivalent of the dollar amount of the distributions declared and paid from July 1, 2011 through the date of the Reorganization, to the extent such distributions are in excess of earnings for the previous twelve months. The pro forma as adjusted diluted net income per share of common stock reflects the dilution caused by the assumed exercise of stock options related to the VAR Plan and the issuance of potentially dilutive unvested restricted shares of common stock related to equity grants resulting from the modification of the profits interest award granted to an executive officer.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.
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Exhibit A
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS